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                             January 5, 2022

       Corey Ashton Walters
       Chief Executive Officer
       Here 001 LLC
       1111 Brickell Ave, 10th Floor
       Miami, FL 33131

                                                        Re: Here 001 LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 13,
2021
                                                            File No. 024-11750

       Dear Mr. Walters:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A filed December 13, 2021

       Use of proceeds, page 16

   1. Please tell us what consideration you gave to providing historical financial statements of the Largo Property, and
to providing pro forma financial statements reflecting your
                                                        expected acquisition.
Refer to Part F/S of Form 1-A for financial statements requirements.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Corey Ashton Walters
Here 001 LLC
January 5, 2022
Page 2

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameCorey Ashton Walters
                                                           Division of
Corporation Finance
Comapany NameHere 001 LLC
                                                           Office of Real
Estate & Construction
January 5, 2022 Page 2
cc:       Heidi Mortensen
FirstName LastName